BCE Emergis

02069106

DEC 27 2002

December 20, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled BCE Emergis unveils business plan for growth and announces financial guidance, dated December 18, 2002.
- Press release entitled Emergis Vendor Services Exchange now available through Freddie Mac's Loan Prospector, dated December 19, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Very truly yours,

[signature]

JS/cv
Encls.

BCE Emergis Inc.
1155, René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel. : 514-868-2341
Telec. : 514-868-2340

BCE Emergis

News Room

Friday, December 20th, 2002

Press Releases 2002

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BCE Emergis unveils business plan for growth and announces financial guidance

Montréal (Québec) CANADA - December 18, 2002 - In Toronto today, BCE Emergis CEO Pierre Blouin announced the Company's financial guidance for 2003 and unveiled its 2003 business plan. Blouin stated the Company has made substantial progress over the past few months and is advancing well on implementing its restructuring plan. Blouin declared he was confident the new business plan for 2003 would put BCE Emergis (TSX: IFM) on track to attaining its financial targets for 2003 and delivering profitable growth in its core business.

2003 Business Plan-Key word: focus

"As our third quarter results began to make clear," declared Blouin, "our strategy is bringing results. In this evolving market, we have positioned ourselves as a specialized eBusiness company focused on the transaction and paper-intensive health and financial services sectors throughout North America."

Enhanced sales and marketing efforts

BCE Emergis will continue to enhance its sales efforts for 2003 and beyond by expanding its sales force and lending greater support to its many channel partners. As part of its plan, the Company will work more closely and jointly with its blue-chip clients, including sister-company Bell Canada.

Strong relationship with Bell Canada

"Bell will remain one of our lead clients as well as a key channel," confirmed Blouin. "Our relationship with Bell is strong." Bell, as a sales channel and as a customer, will continue to work closely with BCE Emergis in new eBusiness segments such as security. In fact, Bell Canada announced yesterday a new three-year agreement with BCE Emergis to collaborate on the development of Bell's new eSecurity suite of services. The agreement will enable both Bell and BCE Emergis to leverage existing opportunities in the marketplace to build value-added security capabilities for our customers.

New organizational structure

BCE Emergis has put in place a leaner, more agile organizational structure that is clearly focused on two verticals, health and financial services, within North America. This new structure will enable the Company to be more responsive to customer needs and market expectations.

As such, the Company also announced the creation of a senior vice-president, customer delivery position to lead and manage all customer implementation and integration throughout North America. Named to this position is Patrick Loulou, previously Vice-President, Planning and Performance Management at BCE, where he worked directly with BCE's CEO on major corporate issues. Prior to joining BCE, Loulou was an associate partner with McKinsey & Company, where he focused on telecommunications and the Internet.

"We are organizing for success," summarized Blouin. "Our Company will attempt to truly nurture and grow its relationships with its customers across North America. We will indeed be focusing on leveraging eBusiness products, technology and market leadership in Canada and the United States."

2003 financial targets
Guidance for 2003 supports this focus. Total revenue is targeted in a range of $510 to $550 million, compared to $536 to $551 million for 2002. Recurring revenue (excluding exited products in 2002 and committed revenues from the Bell exclusive distribution agreement for legacy products)-that is, revenues the Company earns through transactions using its financial services and health products-is targeted to increase to between $375 and $410 million from $326 to $341 million in 2002, representing 15% to 21% growth.

The Company is targeting to generate between $71 and $85 million in earnings before interest, taxes, depreciation and amortization (EBITDA) in 2003, a significant increase over 2002 targets, which the Company also reiterated today. Earnings per share (EPS) are also targeted to reach a range of $0.20 to $0.28, compared to a loss of $0.13 to $0.18 (excluding the after-tax effect of restructuring and other charges) per share in 2002.

The Company also provided its long-term outlook and is targeting total revenue to grow at a compound annual rate of between 7% and 10% from 2003 to 2005 and EPS at 40% to 50%. These targets are premised on sustained and profitable growth in both of its verticals, health and financial services, throughout North America.

In addition, the Company will look to augment its growth through a strategic acquisition program, funded by cash flow from operations, which could potentially increase its CAGR for its revenues to approximately 20%, and contribute to earnings growth to 2005.

"These targets are all in line with the realities of today's eBusiness world," commented Pierre Blouin. "Our targeted strong performance in terms of earnings in 2003 is being made possible by the realignment of expenses and restructuring we undertook earlier this year, as well as our focus on core products and customer service. Recurring revenues are key to our growth, and the increase in this regard bodes very well for us. The foundation on which we will build is also solid: our balance sheet shows significant cash reserves."

Concluded Blouin: "BCE Emergis is here to do business and we're strategically positioning the Company to benefit from what we believe will be substantial growth in the eBusiness market."

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between

companies and allows them to interact and transact in real-time. Its leading technologies are centred on electronic bill presentment, payment solutions and claims processing.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT DECEMBER 18, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

[1]EBITDA is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains of sale of exited activities and other expenses. BCE Emergis uses EBITDA, among other measures, to assess the operating performance of its ongoing business. The term EBITDA does not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

BCE Emergis

News Room

Friday, December 20th, 2002

Press Releases 2002

Emergis® Vendor Services Exchange now available through Freddie Mac's Loan Prospector®
Settlement service providers gain online channel to 14,000 participating mortgage originators

Vienna, Virginia, December 19, 2002 - Emergis® Vendor Services Exchange, one of the eLending solutions offered by BCE Emergis, has just been rolled out as an integrated service within the next generation of Loan Prospector®, the automated underwriting system of mortgage industry giant Freddie Mac.

Vendor Services Exchange is a secure Web-based solution that enables mortgage originators and settlement service providers to place, receive and manage orders for flood determinations, title products, appraisals, closing and other settlement services in real time.

With the December 8 launch of loanprospector.com, lenders and brokers can access the solution through Loan Prospector, importing data directly into Vendor Services Exchange without re-keying loan information. Vendors receive, accept, and convey the status of orders online, enabling them to streamline business processes and eliminate costs associated with the traditional paper-based workflow.

"With availability through Loan Prospector, settlement service providers participating in Vendor Services Exchange now have immediate visibility to the more than 14,000 mortgage originators who use Loan Prospector regularly," said Gunnar Bergstrom, president of the eLending Solutions unit of BCE Emergis. "Not only do the vendors cut operating costs, improve quality control and enhance customer service, but they also dramatically increase their access to mortgage originators across the United States."

In production since July 2002, Emergis Vendor Services Exchange is already the online solution of choice for a number of the leading settlement service providers including Stewart Title, LandSafe, General American Corporation, First American, CBC Companies and LSI. Lenders accessing the service can request that their preferred settlement service providers enroll, and can also use the solution to place orders with new vendors.

Vendor Services Exchange, together with a suite of electronic closing and vault services currently in pilot, was created in conjunction with Freddie Mac over the last two years. BCE Emergis acquired the tools, and the integrated technology platform they share, in September 2002.

Added Bergstrom, "With mortgage processing costs continuing to climb, vendors and lenders alike are telling us they're ready for integrated solutions that leverage existing systems and relationships while spanning the entire loan closing process. BCE Emergis offers a leading integrated technology platform

with services that can be used independently or as an end-to-end solution. The transaction-based pricing enables vendors to serve their customers' evolving electronic processing needs without a significant upfront investment."

BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on electronic bill presentment, payment solutions and claims processing.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT DECEMBER 19, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com